EXHIBIT 2.2

ARTICLES OF MERGER
between
ALUKO USA, INC.
and
NICOLE INDUSTRIES, INC.

     THE UNDERSIGNED, being the constituent entities to the Plan of Merger hereinafter described, do hereby certify that:

     1. An Agreement of Merger (the “Plan of Merger”) has been adopted by Aluko USA, Inc., a Delaware corporation (“Aluko”), and Nicole Industries, Inc., a Nevada corporation (“Nicole”). (Nicole and Aluko are hereinafter referred to as the “Constituent Entities”).

     2. The Plan of Merger was approved by the Board of Directors of each of the Constituent Entities in accordance with the provisions of Chapter 92A of the Nevada Revised Statutes.

     3. The Plan of Merger was submitted to and approved by the shareholders of the Constituent Entities in accordance with the provisions of Chapter 92A of the Nevada Revised Statutes.

A. The Plan of Merger was approved by the unanimous consent of the holders of the issued and outstanding shares of capital stock of Aluko.

B. The Plan of Merger was submitted to the stockholder of Nicole pursuant to the provisions of Chapter 92A of the Nevada Revised Statutes and approved by the consent of the holders of a majority of the issued and outstanding shares of capital stock of Nicole. As of the date of these Articles of Merger, Nicole has authority to issue 100,000,000 shares of Common Stock, par value $.001 per share, of which 100,000,000 shares are issued and outstanding. Aluko owns of record 93,000,000 shares of Common Stock of Nicole. The merger was approved by the vote the holders of 93,000,000 shares of Common Stock of Nicole and there no votes against the Merger.

4. Pursuant to the Plan of Merger:

A. Aluko will be merged into Nicole on the effective date of these Articles of Merger;

B. Each outstanding share of Common Stock of Nicole held by Aluko will be canceled upon the effective date of the Merger;

C. Each outstanding share of Common Stock of Aluko held by any person or entity other than Nicole will be converted into One Million Three Hundred Thirty-Three Thousand Three Hundred Thirty-Three and One-Third (1,333,333.33) shares of Common Stock of Nicole upon the effective date of the Merger; and

D. Each outstanding share of Common Stock of Aluko held by Nicole will be canceled upon the effective date of the Merger.

     5. The complete and executed Plan of Merger is on file at the registered office of Nicole and will be provided without cost to any shareholder of either constituent entity upon request. The address of the registered office of Nicole is 1421 State Street, Suite B, Santa Barbara, California 93101.

     6. The address of Nicole, the surviving corporation, where copies of process may be sent by the Secretary of State of the State of Nevada is as follows:

Nicole Industries, Inc. 1421 State Street, Suite B Santa Barbara, California 93101 Attn: Bruce W. McRoy

     7. The effective date of the Merger shall be the date on which these Articles of Merger are filed with the Secretary of State of the State of Nevada.

     IN WITNESS WHEREOF, the parties hereto have executed these Articles of Merger on the date set forth below.

NICOLE INDUSTRIES, INC., a Nevada corporation By /s/ Young-Hyu, Hur —————————————— Young-Hyun, Hur, Vice President Date: August 3, 2000	ALUKO USA INC., a Delaware corporation By /s/ Young-Hyun, Hur —————————————— Young-Hyun, Hur, Vice President By /s/ Dongyob Lee —————————————— Dongyob Lee, Assistant Secretary Date: August 3, 2000